Via Facsimile and U.S. Mail
Mail Stop 6010

November 18, 2008

Dr. Helmut Perlet
Chief Financial Officer
Allianz SE
Koniginstrasse 28
80802 Munich, Germany

Re: Allianz SE
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed March 20, 2008
File Number: 001-15154

Dear Mr. Perlet:

        We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief